

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Matthew Stecker
Chief Executive Officer and Executive Chairman
EVOLVING SYSTEMS INC
9800 Pyramid Court, Suite 400
Englewood, Colorado 80112

>   **Re: EVOLVING SYSTEMS INC**
>   **Registration Statement on Form S-3**
>   **Filed March 25, 2021**
>   **File No. 333-254728**

Dear Mr. Stecker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology